[LETTERHEAD OF DECHERT LLP]

June 15, 2011

Mr. James O’Connor

Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C.  20549

Re:                             PowerShares Exchange-Traded Fund Trust
(File Nos. 333-102228, 811-21265)

Dear Mr. O’Connor:

Thank you for your comments regarding the registration statement on Form N-1A (the “Registration Statement”) for PowerShares Fundamental Pure Large Core Portfolio (formerly PowerShares Dynamic Large Cap Portfolio), PowerShares Fundamental Pure Mid Core Portfolio (formerly PowerShares Dynamic Mid Cap Portfolio), PowerShares Fundamental Pure Mid Growth Portfolio (formerly PowerShares Dynamic Mid Cap Growth Portfolio), PowerShares Fundamental Pure Mid Value Portfolio (formerly PowerShares Dynamic Mid Cap Value Portfolio), PowerShares Fundamental Pure Small Core Portfolio (formerly PowerShares Dynamic Small Cap Portfolio), PowerShares Fundamental Pure Small Growth Portfolio (formerly PowerShares Dynamic Small Cap Growth Portfolio) and PowerShares Fundamental Pure Small Value Portfolio (formerly PowerShares Dynamic Small Cap Value Portfolio) (the “Funds”), each a series of PowerShares Exchange-Traded Fund Trust (the “Trust”), filed with the Securities and Exchange Commission (the “Commission”) on April 15, 2011.  Below, we describe the changes that will be made to the Registration Statement in response to the Staff’s comments and provide the information that you requested.  The Trust has considered your comments and has authorized us to make responses and changes discussed below to the Trust’s Registration Statement on its behalf.  These changes will be reflected in Post-Effective Amendment No. 237 to the Trust’s Registration Statement, which will be filed on EDGAR on or about June 15, 2011.  Terms used but not defined herein have the meaning ascribed to them in the Prospectus.

Comment 1.                               In your letter responding to the following comments, please include the customary “Tandy” representations.

Response 1: The “Tandy” representations are set forth at the end of this letter.

Prospectus Comments

Comment 2.                               For each Fund, please amend the Fee Table line item “Fee Waivers and Expense Assumption” to read “Fee Waiver and Expense Reimbursement.”

Response 2:  We respectfully acknowledge the comment; however, the Trust believes that the term “assumption,” rather than “reimbursement,” more accurately describes the arrangement between the Trust and the Adviser (i.e., the Adviser will waive fees and/or pay Fund expenses to the extent necessary to prevent the Fund’s operating expenses from exceeding its Expense Cap).  A Fund will not pay any such expenses and then be reimbursed by the Adviser; rather, the Adviser would directly pay any such expenses on behalf of the Fund.

Comment 3.                               For each Fund, please briefly describe who can terminate the fee waiver and expense reimbursement arrangements and under what circumstances.

Response 3: The Prospectus has been revised accordingly.

Comment 4.                               For each Fund, please move the recital of the 80% investment policy to later in the “Summary Information—Principal Investment Strategies” section to avoid confusion and to make clear that the Fund’s main investment strategy is to invest at least 90% of its assets in the component securities that comprise the Underlying Index.  Please also define the term “fundamental[ly]” in each Fund’s “Summary Information—Principal Investment Strategies” section.

Response 4:  The Prospectus has been revised accordingly.

Comment 5.                               For the applicable Funds, please define the term “core” as used in the “Summary Information—Principal Investment Strategies” section, and please include disclosure regarding the risks of investing in “core” common stocks in the “Principal Risks of Investing in the Fund” section.

Response 5:  The Prospectus has been revised accordingly.

Comment 6.                               For each Fund, please revise the description of its Underlying Index in the “Summary Information—Principal Investment Strategies” section in plain English to describe the construction of the Underlying Index specifically (as opposed to the construction of the Index Provider’s RAFI Size/Style Index suite).  Please also revise this description to indicate whether the term “stocks” used therein refers to common stocks.

Response 6:  The Prospectus has been revised accordingly.

Comment 7.                               In the “Principal Investment Strategies” section for the applicable Funds, please revise the definition of “fundamentally large,” “fundamentally mid” and “fundamentally small” companies to clarify that there are “fundamentally large,” “fundamentally mid” or “fundamentally small” (as applicable) companies other than those included in the Underlying Index.  For example, the RAFI® Fundamental Large Core Index does not include all “fundamentally large” companies, but only a subset thereof (i.e., it includes only those securities that are both “fundamentally large” and “core”).

Response 7:  We respectfully acknowledge your comment; however, we believe that we have clearly defined “fundamentally large,” “fundamentally mid” and “fundamentally small” (as applicable) companies to be those companies selected by the Index Provider for inclusion in the applicable Underlying Index in the “Principal Investment Strategies” section.  We believe this complies with Rule 35d-1 under the 1940 Act and related SEC staff guidance (see, e.g., “Frequently Asked Questions about Rule 35d-1 (Investment Company Names)” at Question 6 (“As a general matter, an investment company may use any reasonable definition of these terms and should define these terms in its discussion of its investment objectives and strategies in its prospectus.”)).

Comment 8.                               If, as a result of each Fund’s change to a new Underlying Index, there is a risk that the Fund’s portfolio turnover rate will increase significantly, please disclose that risk in the “Summary Information—Principal Risks of Investing in the Fund” section.

Response 8:  The Trust does not believe that the risk of a significant increase in portfolio turnover is a principal risk for the Funds as a result of the Funds’ change to new Underlying Indexes.

Comment 9.                               Please revise each Fund’s policy to concentrate in securities of issuers in a particular industry or group of industries to state that the Fund will invest more than 25% of its net assets in a particular industry or group of industries to the extent that the Underlying Index concentrates in an industry or group of industries, per Instruction 4 to Item 9(b)(1) of Form N-1A.

Response 9:  We respectfully acknowledge the comment; however, this is a fundamental policy that cannot be changed without approval by each Fund’s shareholders.

Comment 10.                        In the “Summary Information—Principal Risks of Investing in the Fund” section for each Fund, as applicable, please include disclosure to reflect the risk that the returns on investments in common stocks of “fundamentally large” companies may trail the returns of common stocks of large capitalization companies not deemed to be “fundamentally large” by the Index Provider.

Response 10:  The Prospectus has been revised accordingly.

Comment 11.                        Please revise each Fund’s “Equity Risk” in the “Summary Information—Principal Risks of Investing in the Fund” section to indicate that the risks disclosed are those of investing in common stocks, and please consider renaming the risk to “Common Stock Risk.”

Response 11:  The Prospectus has been revised accordingly.

Comment 12.                        Please explain in the “Summary Information—Principal Investment Strategies” section for each Fund, as applicable, that the Underlying Index currently is concentrated in or significant components are in particular sectors.  Please define the particular sectors (as such terms are used in the “Summary Information—Principal Risks of Investing in the Fund” sections for the Funds).

Response 12:  The Prospectus has been revised accordingly.

Comment 13.                        In the “Summary Information—Performance” section for each Fund, please revise the narrative to state that the information provides some indication of the risks of investing in the Fund by showing changes in the Fund’s performance from year to year and by showing how the Fund’s average annual returns for 1, 5, and 10 years compare with those of a broad measure of market performance, per Item 4(b)(2)(i) of Form N-1A.

Response 13: The Prospectus has been revised accordingly.

Comment 14.                        In the “Summary Information—Performance” section for each Fund, please remove the footnote below the table and clarify in the paragraph above the table that performance for the Fund’s new Underlying Index is not available because the Index had not yet commenced calculation and publication.  Please remove the line item for the new Underlying Index from the table if no performance information is available.

Response 14:  The Prospectus has been revised accordingly.

Comment 15.                        For the Funds that list “REIT Risk” in the “Summary Information—Principal Risks of Investing in the Fund” section, please include corresponding disclosure regarding REITs in the “Principal Investment Strategies” section.

Response 15: The Prospectus has been revised accordingly.

Comment 16.                        Please revise the disclosure under “Borrowing” in the “Investment Policies and Risks” section and/or under “Borrowing Money” in the “Additional Information About the Funds’ Strategies and Risks—Non-Principal Investment Strategies” section in the Prospectus to clarify that each Fund may make other investments or engage in other transactions permissible under the 1940 Act that may involve a borrowing, provided that total borrowings shall not exceed 33 1/3% of the value of the Fund’s total assets (including the amount borrowed), less the Fund’s liabilities (other than borrowings), as disclosed in fundamental investment restriction (4) in the SAI.

Response 16: The Prospectus has been revised accordingly.

SAI Comments

Comment 17.                        Please include each Fund’s 80% investment policy pursuant to Rule 35d-1 under the 1940 Act in the list of the Fund’s non-fundamental investment policies in the SAI.

Response 17: The SAI has been revised accordingly.

*                                         *                                         *

In addition, we are authorized by our client to acknowledge the following on the Trust’s behalf:

•                  the action of the Commission or the Staff in declaring the Registration Statement effective does not foreclose the Commission from taking any action with respect to the Registration Statement;

•                  the action of the Commission or the Staff in declaring the Registration Statement effective does not relieve the Trust from its full responsibility for the accuracy and adequacy of the disclosure in the Registration Statement; and

•                  the Trust may not assert the action of the Commission or the Staff in declaring the Registration Statement effective as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 698-3529 or Matthew Wolfe at (212) 649-8703.  Thank you.

Kind regards,

/s/ Stuart M. Strauss

Stuart M. Strauss